

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2021

Eyal Hen
Chief Financial Officer
Rekor Systems, Inc.
7172 Columbia Gateway Drive, Suite 400
Columbia, MD 21046

      Re: Rekor Systems, Inc.
          Registration Statement on Form S-3
          Filed September 10, 2021
          File No. 333-259447

Dear Mr. Hen:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Evan Ewing at 202-551-5920 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing